SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________ to ________

Commission file number: 333-

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Cox Communications, Inc.
Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cox Communications, Inc.
1400 Lake Hearn Drive
Atlanta, Georgia 30319

EXHIBIT INDEX

Exhibit Number
23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

Date: June 26, 2002	By:	/s/ ANDREW A. MERDEK
Andrew A. Merdek Cox Communications, Inc. Corporate Secretary

INDEPENDENT AUDITORS’ REPORT

Cox Communications, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Cox Communications, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    Deloitte & Touche LLP

May 31, 2002

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

	2001	2000
INVESTMENTS—At fair value	$316,135,258	$249,034,243
EMPLOYEE CONTRIBUTIONS RECEIVABLE	1,385,671	1,106,324
EMPLOYER CONTRIBUTIONS RECEIVABLE	524,864	420,630

NET ASSETS AVAILABLE FOR BENEFITS	$318,045,793	$250,561,197

See notes to financial statements.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of period	$250,561,197	$218,146,871

ADDITIONS (DEDUCTIONS):
Employee contributions	37,838,314	41,092,297
Employer contributions	13,530,218	10,126,180
Interest and dividends	8,068,736	17,306,907
Net depreciation in fair value of investments	(18,521,117)	(16,842,603)
Transfers from other plans	43,576,802	198,049
Distributions to participants	(17,008,357)	(19,466,504)

NET ASSETS AVAILABLE FOR BENEFITS—End of period	$318,045,793	$250,561,197

See notes to financial statements.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

1.    PLAN DESCRIPTION

The following brief description of the Cox Communications, Inc. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan was adopted by Cox Communications, Inc. (the “Company”) effective February 1, 1995, to provide tax deferred savings and matching employer contributions to eligible employees.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible for participation in the Plan after completing one year of service.

Administration—The Plan is administered by the Cox Enterprises, Inc. Management Committee, which is responsible for overall Plan policy, and the Administrative Committee, which is responsible for the daily operations of the Plan. The Administrative Committee is authorized to employ agents, as may be required, to carry out the provisions of the Plan. Administrative expenses, other than those related to participant loans, are charged to and paid directly by the Company. All administrative expenses related to the participant loan process are charged directly against the participant’s lowest risk investment balance by Vanguard Fiduciary Trust Company (“Vanguard”), the Plan’s trustee.

Contributions and Vesting—All eligible participants may elect to contribute, through a payroll deduction program, an amount ranging from 1% to 15% (6% for highly compensated employees) of eligible pay up to a maximum of $10,500 in 2001 and 2000. The Company contributes an amount equal to 50% of each participant’s contribution, not to exceed 6% of the participant’s eligible pay. Participants are automatically vested in both their employee and employer contribution accounts upon joining the Plan.

Participant Accounts—Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined.

Distributions—Participants may withdraw amounts as specified in the Plan Document from their employee contribution account, if the withdrawal is necessary due to hardship. Vanguard has been authorized by the Administrative Committee to review and process hardship withdrawals.

A participant’s contributions and employer matching contributions may be withdrawn upon retirement, termination of employment, certification of disability, or death.

Investment Options—During 2001 and 2000, a participant could direct the investment of his or her account balance, including the employer match, in any of the following Vanguard managed funds: Wellington Fund, Windsor Fund, Morgan Growth Fund, Federal Money Market Fund, Short-Term Corporate Bond Fund, Intermediate-Term Corporate Bond Fund, International Growth Fund, and Total Stock Market Index Fund, and the Cox Communications Class A Common Stock Fund. Certain former Times Mirror employees may also own interests in the Series A Tribune Company Stock Fund; however, contributions to this fund are no longer allowed.

Plan Transfer—During 2001, the plan assets relating to participants in the TCA Cable TV, Inc. 401(k) Plan were transferred to the Plan. The Company acquired TCA in August 1999. The transfer from the TCA plan totaled approximately $42 million.

Loans—Plan participants are eligible to apply for loans from their employee contribution account. The loan amount may not exceed certain limits as outlined in the Plan provisions. Interest is charged at the prime interest rate as indicated in the Wall Street Journal. Loans are secured by the account balance of the participant and are generally payable over periods not longer than five years, except for home loans, which may not exceed 30 years.

2.    ACCOUNTING POLICIES

Basis of Accounting—The accounts of the Plan are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Investment Valuation and Income Recognition—Values for units of participation in mutual funds are based on the quoted net asset value (redemption value) of the respective fund. Values for company stock funds are based on their unit closing prices. Participant loans are valued based upon the remaining unpaid principal balance plus any accrued but unpaid interest thereon, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits—Benefit payments to participants are recorded upon distribution.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.    INVESTMENTS

The Plan’s investments, including those representing 5% or more of the Plan’s net assets, are as follows:

	2001			2000
	Number of Units		Fair Value	Number of Units		Fair Value
Cox Communications Class A Common Stock Fund	1,987,631	*	$83,301,620	1,269,758	*	$59,123,125
Tribune Company A Stock Fund	54,217	*	2,029,341	58,571	*	2,474,625
Vanguard Wellington Fund	1,434,713		39,110,277	1,124,744		31,729,041
Vanguard Windsor Fund	3,341,757		52,265,086	2,817,104		43,073,526
Vanguard Morgan Growth Fund	2,963,249		43,352,335	2,279,074		38,926,577
Vanguard Federal Money Market Fund	22,510,642		22,510,642	15,746,846		15,746,846
Vanguard Short-Term Corporate Bond Fund	1,282,498		13,876,626	1,006,300		10,717,092
Vanguard Intermediate-Term Corporate Bond Fund	513,490		4,996,254	253,568		2,406,360
Vanguard International Growth Fund	748,566		11,235,983	515,086		9,719,677
Vanguard Total Stock Market Index Fund	1,091,729		28,101,115	809,983		23,700,102
Loans to participants			15,355,979			11,417,272

			$316,135,258			$249,034,243

*	As the Plan owns 100% of the outstanding units of the Company stock funds, these amounts represent the number of shares of Company stock owned by the respective funds.

During 2001 and 2000, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $18,521,117 and $16,842,603, respectively, as follows:

	2001	2000
Investments at fair value as determined by
quoted market prices:
Company stock funds	$(6,834,119)	$(1,626,491)
Mutual funds	(11,686,998)	(15,216,112)

	$(18,521,117)	$(16,842,603)

4.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan should be terminated, the trustee would be instructed to continue and maintain separate Plan accounts for each participant to accumulate earnings and profits until distribution of benefits under the provisions of the Plan are allowable.

5.    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 29, 2000, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE
(See Independent Auditors’ Report)

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2001

Identity of Issue	Description of Investment	Current Value

*Vanguard Federal Money Market Fund	Registered Investment Company (Mutual Fund)	$22,510,642
*Vanguard Intermediate-Term Corporate Bond Fund	Registered Investment Company (Mutual Fund)	4,996,254
*Vanguard International Growth Fund	Registered Investment Company (Mutual Fund)	11,235,983
*Vanguard Morgan Growth Fund	Registered Investment Company (Mutual Fund)	43,352,335
*Vanguard Short-Term Corporate Bond Fund	Registered Investment Company (Mutual Fund)	13,876,626
*Vanguard Total Stock Market Index Fund	Registered Investment Company (Mutual Fund)	28,101,115
*Vanguard Wellington Fund	Registered Investment Company (Mutual Fund)	39,110,277
*Vanguard Windsor Fund	Registered Investment Company (Mutual Fund)	52,265,086
Tribune Company A Stock Fund	Company Stock Fund	2,029,341
*Cox Communications Class A Common Stock Fund	Company Stock Fund	83,301,620
*Loans to participants	Various (interest ranging from 6% to 9%, maturities ranging from 1 to 360 months)	15,355,979

		$316,135,258

* Party-in-interest to the Plan.